UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     INDUSTRIAL ENTERPRISES OF AMERICA, INC.
                   (formerly known as Advanced Bio/Chem, Inc.)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   456132 10 9
                                 (CUSIP Number)


                               SEPTEMBER 21, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /___/     Rule  13d-1(b)
         /_X_/     Rule  13d-1(c)
         /___/     Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456132109

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1)       Names of Reporting Persons. NITE CAPITAL LP I.R.S. Identification Nos.
         of Above Persons (entities only)
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2)       Check the Appropriate Box if a Member of a Group  (a) |_| (b) |_|
         (See  Instructions)

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3) SEC Use Only

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4) Citizenship or Place of Organization Delaware

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Number of Shares                    5) Sole Voting Power       3,040,900
Beneficially               ----------------------------------------------------
Owned by Each                       6) Shared Voting Power             0
Reporting                  ----------------------------------------------------
Person With                         7) Sole Dispositive Power  3,040,900
                           ----------------------------------------------------
                                    8) Shared Dispositive Power        0
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9)       Aggregate Amount Beneficially Owned by Each Reporting Person 3,040,900

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10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                            |_|

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11)      Percent of Class Represented by Amount in Row 9      9.9%

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12)      Type of Reporting Person (See Instructions)          PN

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

ITEM 1.

(A)   NAME OF ISSUER
      Industrial Enterprises of America, Inc. (the "Issuer").

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
      711 Third Avenue, Suite 1505, New York, NY 10017

ITEM 2.

(A)   NAME OF PERSONS FILING Nite Capital LP

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE 100 East Cook Avenue, Suite 201, Libertyville, Illinois 60048

(C)   CITIZENSHIP
      Nite Capital LP is a Delaware limited partnership

(D)   TITLE OF CLASS OF SECURITIES
      Common stock, par value per share $.001 (the "Common Stock").

(E)   CUSIP NUMBER 456132 10 9

ITEM 3.

If this statement is filed pursuant to rule 240.13d-1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:

         (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)      ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

         (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      ___ An investment adviser in accordance with 240.13d-
                  1(b)(1)(ii)(E).

         (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

         (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

         (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            Nite Capital LP beneficially owns 3,040,900 shares of Common Stock.(1) (2)

-----------------

(1) The general partner of Nite Capital LP is Nite Capital LLC, a Delaware limited liability company. Nite Capital LLC, in such capacity, has voting and investment control with respect to the shares of Common Stock beneficially owned by Nite Capital LP.

(2) Nite Capital LP is the beneficial owner of 1,654,231 shares of the Issuer's Common Stock and owns two warrants to purchase shares of the Issuer's Common Stock. The Warrant exercisable for up to 1,000,000 shares ("Warrant A") is subject to the limitations described in the next sentence, and the other Warrant exercisable for up to 769,231 shares ("Warrant B") is not subject to such limitation. Both warrants are immediately exercisable under certain circumstances; however, Warrant A limits the number of shares issuable to Nite Capital LP upon exercise thereof to that number which, together with all other shares beneficially owned by Nite Capital LP and its affiliates, equals less than 9.999% of the Issuer's outstanding Common Stock. As a result, the number of shares currently issuable upon exercise of Warrant A and which Nite Capital LP is deemed to beneficially own is limited to 617,438, of the 1,000,000 shares in Warrant A. The number of shares issuable upon exercise of Warrant A (and which Nite Capital LP will be deemed to beneficially own) will increase or decrease from time to time upon the acquisition or disposition by Nite Capital LP of other shares of Common Stock, the issuance by the Issuer of additional shares of Common Stock to any person other than Nite Capital LP or an affiliate thereof or the waiver by the Issuer of the Warrant A ownership limit.

      (b) Percent of class: 9.9% of Common Stock. The foregoing is based on 30,409,017 shares outstanding on June 30, 2005 based on information supplied by the Issuer

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 3,040,900

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  3,040,900

            (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not  Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.  CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:   September 28, 2005

NITE CAPITAL LP

By:      Nite Capital LLC

By:      /s/ Keith Goodman
         ---------------------
Name:    Keith Goodman
Title:   Managing Member